Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Avis Budget Group, Inc. of our reports dated March 1, 2007, relating to the financial statements of Avis Budget Group, Inc. (formerly Cendant Corporation) (the “Company”) (which expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s classification of certain subsidiaries as discontinued operations and the adoption of the Company’s new segment reporting structure) and management’s report on the effectiveness of internal control over financial reporting included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Securities and Exchange Commission on March 1, 2007.

/s/ DELOITTE & TOUCHE LLP
New York, New York

June 27, 2007